INOVALON HOLDINGS, INC.

4321 Collington Road

Bowie, Maryland 20716

February 9, 2015

Ms. Maryse Mills-Apenteng

Mr. Ivan Griswold

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Inovalon Holdings, Inc.

Registration Statement on Form S-1 (File No. 333-201321)

Dear Ms. Mills-Apenteng and Mr. Griswold:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Inovalon Holdings, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-1 (File No. 333-201321), to 4:00 p.m., Eastern Time, on February 11, 2015 or as soon as practicable thereafter.  By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

In connection with this request, the Registrant acknowledges that:

(1)  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)  the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to David P. Slotkin, our counsel at Morrison & Foerster LLP. at (202) 887-1554.

Very truly yours,

Inovalon Holdings, Inc.

By:	/s/ Keith R. Dunleavy, M.D.
Name:	Keith R. Dunleavy, M.D.
Title:	Chief Executive Officer